UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Virtual Cloud Technologies, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

70957E105

(CUSIP Number)

Alberto de Cardenas, Esq.

Executive Vice President, General Counsel & Secretary

800 S. Douglas Road, 11th Floor

Coral Gables, Florida 33134

(305) 599-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2020

(Date of Event which Requires Filing of this Statement)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS MasTec, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,870,565
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,870,565
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,870,565
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14.	TYPE OF REPORTING PERSON (see instructions) CO

Schedule 13D

Item 1.	Security and Issuer

The name of the issuer (the “Issuer”) is American Virtual Cloud Technologies, Inc. (f/k/a Pensare Acquisition Corp.). The principal executive offices of the Issuer are located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309. This statement relates to the Issuer’s shares of Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2.	Identity and Background

(a)    This statement is filed by MasTec, Inc. (the “Reporting Person”). Set forth on Schedule A hereto, which is incorporated herein by reference, are the name, residence or business address, present principal occupation or employment and principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of the Reporting Person. To the best of the Reporting Person’s knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, understanding or relationship required to be disclosed herein.

(b)    The address of the business office of the Reporting Person is 800 S. Douglas Road, 11th Floor, Coral Gables, Florida 33134.

(c)    The principal business of the Reporting Person is infrastructure construction, with its primary activities including the engineering, building, installation, maintenance and upgrade of communications, energy, utility and other infrastructure.

(d)    Neither the Reporting Person nor any of the executive officers or directors of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Neither the Reporting Person nor any of the executive officers or directors of the Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a Florida corporation.

Item 3.	Source and Amount of Funds or Other Consideration

In June and July of 2017, prior to the Issuer’s initial public offering of its securities, the Reporting Person acquired an aggregate of 1,701,000 shares (the “Founder Shares”) of Common Stock of the Issuer for an aggregate purchase price of $5,478.

In a private placement transaction related to the Issuer’s initial public offering in July 2017, the Reporting Person acquired 2,000,000 warrants (the “IPO Warrants”) of the Issuer, entitling the Reporting Person to purchase one share of Common Stock of the Issuer per warrant at an exercise price of $11.50 per share, subject to adjustments, for an aggregate purchase price of $2,000,000, such warrants to become exercisable 30 days after the Issuer, which was a Special Purpose Acquisition Company, completed a business combination transaction (a “Business Combination Transaction”).

On April 7, 2020, the Issuer completed a Business Combination Transaction, in connection with which it changed its name from Pensare Acquisition Corp. to its current name. In connection with the Business Combination Transaction, the Issuer completed a private placement transaction with various investors (the “2020 PIPE Transaction”) in which the Reporting Person acquired from the Issuer 3,000 units (each, a “Unit”), each of which consists of (i) $1,000 in principal amount of the Issuer’s Series A convertible debentures (collectively, the “Debenture”), convertible at $3.45 per share, subject to adjustments, and (ii) a warrant (collectively, the “Penny Warrants,” and together with the Founder Shares, the IPO Warrants and the Debenture, the “Securities”) to purchase 100 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustments, for a purchase price of $1,000 per Unit, or an aggregate purchase price of $3,000,000.

The funds for each of the foregoing transactions came from cash on hand of the Issuer. No part of the purchase price of any of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Securities for investment purposes. Except as set forth in this statement, the Reporting Person does not have any plans or proposals that relate to any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purposes and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person is the beneficial owner of 4,870,565 shares of Common Stock, consisting of 1,701,000 shares of Common Stock, 2,000,000 shares of Common Stock issuable upon the exercise of the IPO Warrants, 869,565 shares of Common Stock issuable upon conversion of the Debenture and 300,000 shares of Common Stock issuable upon exercise of the Penny Warrants.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person is 21.4%. Such percentage was calculated based on 22,805,395 shares of Common Stock outstanding as of April 13, 2020, composed of 19,635,830 shares of Common Stock outstanding and 3,169,565 shares of Common Stock issuable upon exercise of the IPO Warrants and Penny Warrants and conversion of the Debenture.

(b)    The Reporting Person has sole voting and investment power with respect to all 4,870,565 shares of Common Stock beneficially owned by the Reporting Person.

(c)    On April 7, 2020, the Reporting Person acquired the Debenture and Penny Warrants in the 2020 PIPE Transaction. See Item 3 and Item 6. The 2020 PIPE Transaction was effected pursuant to the terms of that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), dated as of April 3, 2020, by and among the Issuer, the Reporting Person and the other investors set forth on the signature pages thereto. References to and descriptions of the 2020 PIPE Transaction, the Debenture and the Penny Warrants as set forth in this statement are qualified in their entirety by reference to the Securities Purchase Agreement, Form of Convertible Debenture and Form of Warrant, which are filed as exhibits to this statement and are incorporated herein by reference.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Former Director

Jose R. Mas, Chief Executive Officer of the Reporting Person, served as a director of the Issuer until his resignation on April 1, 2020.

Securities Purchase Agreement

The Reporting Person entered into the Securities Purchase Agreement pursuant to which, among other things, (i) the Issuer is required to file with the Securities and Exchange Commission an information statement with respect to the matters regarding the 2020 PIPE Transaction having been approved by written consent of the Issuer’s stockholders and (ii) the Reporting Person has the right to designate one (1) representative to attend all meetings of the Board of Directors (and all committees thereof) of the Issuer as a non-voting observer.

Warrants

The Reporting Person acquired the IPO Warrants to purchase an aggregate of 2,000,000 shares of Common Stock at an exercise price of $11.50 per share, subject to adjustments as provided under the terms of the IPO Warrants. The IPO Warrants are exercisable beginning May 7, 2020 until 5:00 p.m., New York City time, on the earlier to occur of (i) April 7, 2025 and (ii) the liquidation of the Issuer, subject to extension as provided under the terms of the IPO Warrants. References to and descriptions of the IPO Warrants as set forth in this statement are qualified in their entirety to the Warrant Agreement and Form of Warrant Certificate attached thereto related to the IPO Warrants, which are filed as exhibits to this statement and are incorporated herein by reference.

The Reporting Person acquired the Penny Warrants (as an integral component of the Units) to purchase an aggregate of 300,000 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustments as provided under the terms of the Penny Warrants. The Penny Warrants may be exercised at any time until April 7, 2025.

Debenture

The Reporting Person acquired the Debenture (as an integral component of the Units) in an aggregate principal amount of $3,000,000. The Debenture, which is unsecured indebtedness subordinated to the Issuer’s senior credit facility, may be converted in whole or in part into shares of Common Stock at $3.45 per share, subject to adjustments as provided under the terms of the Debenture, at any time until payment in full of the principal amount thereof (together with all accrued but unpaid interest thereon), subject to mandatory conversion of the Debenture in whole pursuant to the terms thereof. Interest accruing on the principal amount of the Debenture at the rate of 10% per annum is payable quarterly by the issuance of additional debentures except, at maturity, accrued but unpaid interest is payable in cash. Subject to conversion of the Debenture in whole pursuant to the terms thereof, the Debenture matures upon the earlier of the Reporting Person’s demand upon 30 days’ notice on or after October 7, 2022 and the occurrence of a Change of Control (as defined in the Debenture) of the Issuer, and contains customary events of default and remedies therefor.

Registration Rights Agreement

Pursuant to the 2020 PIPE Transaction, the Reporting Person and other investors entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”) dated as of April 7, 2020 by and among the Issuer, the Reporting Person and the other persons listed as Holders on the signature pages thereto, pursuant to which, among other things, the Issuer agreed to provide certain customary demand and piggy back registration rights with respect to the Securities under the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder and applicable state securities laws. References to and descriptions of the Registration Rights Agreement as set forth in this statement are qualified in their entirety to the Registration Rights Agreement, which is filed as an exhibit to this statement and is incorporated herein by reference.

Escrow Agreement

Pursuant to that certain Stock Escrow Agreement (the “Escrow Agreement”) to which the Reporting Person became a party in connection with the Issuer’s initial public offering, the Founder Shares held by the Reporting Person are required to remain in escrow until the earliest of (x) April 7, 2021, (y) such time subsequent to the Business Combination Transaction as the last sales price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period, and (z) the date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction after the Business Combination Transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, unless certain conditions are satisfied, provided that, in any event, shares held by any permitted transferee will remain subject to the Escrow Agreement. References to and descriptions of the Escrow Agreement as set forth in this statement are qualified in their entirety to the Escrow Agreement, which is filed as an exhibit to this statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

(a)     Securities Purchase Agreement, dated as of April  3, 2020, by and among the Issuer, the Reporting Person and the other parties set forth in the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed April 7, 2020).

(b)     Warrant Agreement, dated as of July 27, 2017, by and between the Issuer and Continental Stock Transfer  & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed August 2, 2017).

(c)     Form of Warrant Certificate (incorporated by reference to Exhibit A to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed August  2, 2017).

(d)     Form of Convertible Debenture (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed April 14, 2020).

(e)     Form of Penny Warrant (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed April 14, 2020).

(f)     Registration Rights Agreement, dated as of April  7, 2020, by and among the Issuer, the Reporting Person and the other persons listed as Holders on the signature pages thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed April 14, 2020).

(g)     Stock Escrow Agreement, dated as of July  27, 2017, by and among the Issuer, Pensare Sponsor Group LLC, the Reporting Person and the other parties named on Exhibit A thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 2, 2017).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2020

MASTEC, INC.

/s/ Albert de Cardenas
Executive Vice President, General Counsel and Secretary

SCHEDULE A

The following information is set forth below with respect to each executive officer and director of the Reporting Person: name, residence or business address, present principal occupation or employment and principal business and address of any corporation or other organization in which such employment is conducted and citizenship.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Jorge Mas	(1)	Chairman of the Board of MasTec, Inc. (2)	United States
Jose R. Mas	(1)	Chief Executive Officer of MasTec, Inc. (2)	United States
Robert Campbell	(1)	None	United States
Ernst N. Csiszar	(1)	Private investor	United States
Robert J. Dwyer	(1)	Private investor	United States
Julia L. Johnson	(1)	President of NetCommunications, LLC (3)	United States
Javier Palomarez	(1)	None	United States
Jose S. Sorzano	(1)	Chairman of The Austin Group, Inc. (4)	United States
Robert Apple	(1)	Chief Operating Officer of MasTec, Inc. (2)	United States
George L. Pita	(1)	Executive Vice President and Chief Financial Officer of MasTec, Inc. (2)	United States
Alberto de Cardenas	(1)	Executive Vice President, General Counsel and Secretary of MasTec, Inc. (2)	United States

(1)	c/o MasTec, Inc., 800 S. Douglas Road, 11th Floor, Coral Gables, Florida 33134.
(2)	See paragraph (c) of Item 2 of the statement on Schedule 13D to which this Schedule A is annexed.
(3)

NetCommunications, LLC is a regulatory analysis and public policy consulting firm that specializes in the communications, energy and information technology public policy arenas. The address of NetCommunications, LLC is P.O. Box 14737, Tallahassee, FL 32317.

(4)	The Austin Group, Inc. is an international corporate consulting firm. The address of The Austin Group, Inc. is 4020 North 38th Place, Arlington, Virginia, 22207.